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Exhibit 12.2

OFFICEMAX INCORPORATED AND SUBSIDIARIES
Ratio of Earnings to Combined Fixed Charges
and Preferred Dividend Requirements

	Year Ended December 31
	2004	2003	2002	2001	2000
	(thousands, except ratios)
Interest costs	$155,689	$134,930	$133,762	$129,917	$152,322
Interest capitalized during the period	28	391	3,937	1,945	1,458
Interest factor related to noncapitalized leases(a)	130,229	15,974	11,128	11,729	13,394

Total fixed charges	285,946	151,295	148,827	143,591	167,174
Preferred stock dividend requirements—pretax	12,211	13,864	14,548	15,180	16,019

Combined fixed charges and preferred dividend requirements	$298,157	$165,159	$163,375	$158,771	$183,193

Income (loss) from continuing operations before income taxes, minority interest, and cumulative effect of accounting changes	$379,442	$49,240	$1,352	$(42,113)	$302,325
Undistributed (earnings) losses of less than 50% owned entities, net of distributions received	(6,211)	(8,695)	2,435	8,039	(2,061)
Total fixed charges	285,946	151,295	148,827	143,591	167,174
Less interest capitalized	(28)	(391)	(3,937)	(1,945)	(1,458)

Total earnings before fixed charges	$659,149	$191,449	$148,677	$107,572	$465,980

Ratio of earnings to combined fixed charges and preferred dividend requirements	2.21	1.16	—	—	2.54
Excess of combined fixed charges and preferred dividend requirements over total earnings before fixed charges	$—	$—	$14,698	$51,199	$—

(a)
Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.

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  Exhibit 12.2